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PJB 3/5

03013515

UNITED STATES
[redacted]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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IUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 3 2003
SEC MAIL PROCESSING

SEC FILE NUMBER
8- 369977

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MID-ATLANTIC SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3008 ANDERSON DRIVE ; STE 204
(No. and Street)

RALEIGH (City) N.C. (State) 27609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES GLOVER 919-783-7787
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McMillan Pate & Company
(Name – *if individual, state last, first, middle name*)

615 OBERLIN RD (Address) RALEIGH (City) N.C. (State) 27605 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES B. GLOVER JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MID-ATLANTIC SECURITIES INC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James B Glover Jr.
Signature

TREASURER
Title

Notary Public — My Commission Expires 5-27-2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McMILLAN, PATE & COMPANY, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
615 OBERLIN ROAD, SUITE 200
RALEIGH, NORTH CAROLINA 27605

. McMILLAN, JR.
: PATE, III
W. BANASK

TELEPHONE (919) 836-9200
FACSIMILE (919) 836-9288

Independent Auditors' Report on Internal Accounting Control
Required by SEC Rule 17a-5
for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
Mid-Atlantic Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Mid-Atlantic Securities, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) ir making the periodic computations of aggregate indebtedness (or aggregate debits) and net capita under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-
Because the Company does not carry securities accounts for customers or perform custod functions relating to customer securities, we did not review the practices and procedures followed the Company in making the quarterly securities examinations, counts, verifications and compariso We also did not review the practices and procedures followed by the Company in the recordatic differences required by rule 17a-13 or in complying with the requirements for prompt paymer securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve Sy

The management of the Company is responsible for establishing and maintaining internal cont the practices and procedures referred to in the preceding paragraph. In fulfilling this respor estimates and judgments by management are required to assess the expected benefits and costs of controls and of the practices and procedures referred to in the preceding paragrap assess whether those practices and procedures can be expected to achieve the SEC' mentioned objectives. Two of the objectives of internal control and the practices and proce to provide management with reasonable, but not absolute, assurance that assets for Company has responsibility are safeguarded against loss from unauthorized use or disp that transactions are executed in accordance with management's authorization an properly to permit preparation of financial statements in conformity with accountin generally accepted in the United States of America. Rule 17a-5(g) lists additional obje practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures ref error or fraud may occur and not be detected. Also, projection of any evaluation of periods is subject to the risk that they may become inadequate because of changes that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McMillan, Pate & Company LLP

McMillan, Pate & Company, L.L.P.
Raleigh, North Carolina

February 14, 2002

MID-ATLANTIC SECURITIES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

for the years ended December 31, 2002 and 2001

McMILLAN, PATE & COMPANY, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 200
615 OBERLIN ROAD
RALEIGH, N.C. 27605

CONTENTS

McMILLAN, PATE & COMPANY, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
615 OBERLIN ROAD, SUITE 200
RALEIGH, NC 27605

Independent Auditors' Report

Board of Directors
Mid-Atlantic Securities, Inc.

We have audited the accompanying statement of financial condition of Mid-Atlantic Securities, Inc. as of December 31, 2002 and 2001 and the related statements of income and comprehensive income, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mid-Atlantic Securities, Inc. as of December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on pages 12 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McMillan, Pate & Company, LLP

McMillan, Pate & Company, L.L.P.
Raleigh, North Carolina
February 14, 2003

MID-ATLANTIC SECURITIES, INC.
Statements of Financial Condition
December 31, 2002 and 2001

	2002	2001
Assets		
Cash and cash equivalents	$ 333,806	$ 321,467
Securities owned:		
Marketable equity securities, at market value	688	6,760
Not readily marketable, at cost	3,300	3,300
Receivable from clearing organizations	3,921	2,577
Receivable from non-customers	103,828	105,200
Note receivable (Note 4)	-	41,065
Furniture and equipment, at cost, less accumulated depreciation of $22,483 and $25,125 at December 31, 2002 and 2001, respectively	11,038	3,539
Prepaid expenses	4,032	7,415
Deferred tax asset	1,500	1,500
	$ 462,113	$ 492,823
Liabilities and Stockholders' Equity		
Accounts payable to non-customers	$ 5,080	$ 4,000
Accrued expenses and other payables	219,555	252,938
Deferred tax liability	1,200	-
Subordinated loans (Note 9)	65,000	65,000
Total liabilities	290,835	321,938
Stockholders' equity:		
Class A common stock, $.10 par value; 1,000 shares authorized; 600 shares issued and outstanding at December 31, 2002 and 2001, respectively	60	60
Class B common stock, $.10 par value; authorized 1,000 shares; no shares issued	-	-
Additional paid-in capital	64,195	64,195
Accumulated other comprehensive loss	(11,312)	(5,240)
Retained earnings	118,335	111,870
Total stockholders' equity	171,278	170,885
	$ 462,113	$ 492,823

The accompanying notes are an integral part of the financial statements

MID-ATLANTIC SECURITIES, INC.
Statements of Income and Comprehensive Income
for the years ended December 31, 2002 and 2001

	2002	2001
Commissions:		
Trading	$ 2,730,806	$ 3,008,956
Expenses:		
Commissions	1,647,688	1,705,615
Salaries and benefits	470,538	659,002
Clearing charges	426,039	487,801
Bad debt expense	42,968	13,689
Payroll taxes	23,439	25,751
Professional fees	22,838	15,732
Rent	17,931	17,806
Pension plan	12,476	14,160
Office supplies	12,069	16,066
Insurance	10,554	3,166
Telephone	9,609	10,635
Equipment rent	8,685	-
Taxes and licenses	8,170	8,343
Travel and entertainment	3,127	8,351
Subscriptions	2,217	2,699
Depreciation	2,082	2,541
Miscellaneous	1,414	3,851
Contributions	-	1,600
	2,721,844	2,996,808
Income from operations	8,962	12,148
Other income (expense):		
Interest expense	(5,526)	(5,538)
Interest income	2,052	10,725
Miscellaneous income	2,177	-
	(1,297)	5,187
Income before income taxes	7,665	17,335
Provision for income taxes	1,200	4,964
Net income	6,465	12,371
Other comprehensive income (loss):		
Net unrealized loss on marketable securities	(6,072)	(7,040)
Comprehensive income	$ 393	$ 5,331

The accompanying notes are an integral
part of the financial statements

	Retained Earnings	Total Stockholders' Equity
	$ 99,499	$ 151,759
	12,371	5,331
	-	13,795
	$ 111,870	$ 170,885
	6,465	393
	$ 118,335	$ 171,278

MID-ATLANTIC SECURITIES, INC.
Statements of Changes in Liabilities Subordinated
to Claims of General Creditors
for the years ended December 31, 2002 and 2001

Subordinated borrowings at December 31, 2000	$	65,000
Increases		-
Decreases		-
Subordinated borrowings at December 31, 2001	$	65,000
Increases		-
Decreases		-
Subordinated borrowings at December 31, 2002	$	65,000

The accompanying notes are an integral
part of the financial statements

MID-ATLANTIC SECURITIES, INC.
Statements of Cash Flows
for the years ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 6,465	$ 12,371
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	2,082	2,541
Write-off of note receivable	41,065	13,689
Deferred income taxes	1,200	(2,700)
(Increase) decrease in assets:		
Accounts receivable clearing organization	(1,344)	2,265
Accounts receivable non-customers	1,372	(21,217)
Prepaid expenses	3,383	(4,666)
Increase (decrease) in liabilities:		
Accounts payable non-customers	1,080	(4,892)
Accrued expenses and other payables	(33,383)	43,618
Net cash provided by operating activities	21,920	41,009
Cash flows from investing activities:		
Capital expenditures	(9,581)	-
Payments on note receivable	-	1,059
Net cash provided by (used in) investing activities	(9,581)	1,059
Cash flows from financing activities:		
Issuance of common stock	-	13,795
Payments on borrowings	-	(2,173)
Net cash used in financing activities	-	11,622
Net increase in cash	12,339	53,690
Cash and cash equivalents at beginning of year	321,467	267,777
Cash and cash equivalents at end of year	$ 333,806	$ 321,467
Supplemental disclosure of cash payments for:		
Interest	$ 5,526	$ 5,538
Income taxes	$ 12,748	$ 2,680

The accompanying notes are an integral part of the financial statements

MID-ATLANTIC SECURITIES, INC.
Notes to Financial Statements
December 31, 2002 and 2001

1. ORGANIZATION

Mid-Atlantic Securities, Inc. (the Company) was incorporated in North Carolina on October 6, 1986 and commenced operations in January 1987. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company's equity securities are cleared through a clearing broker-dealer. The clearing broker-dealer, on behalf of the Company and for a fee, conducts and confirms security trades, handles security movements and maintains the customers' security accounts. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities. The Company receives commissions associated with the sale and purchase of securities. In addition to the foregoing, a portion of the Company's revenues is derived from the sale of annuity contracts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commissions earned on trades of securities and direct participation programs are recognized as income when the underlying transactions are completed.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Marketable Securities

All marketable securities are classified as available-for-sale. As such, they are stated at market value and any unrealized holding gains and losses are reported as other comprehensive income (loss). Realized gains and losses are calculated by using the specific cost method.

Accounts Receivable Clearing Corporation

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. Commissions owed the Company from a clearing broker have been recorded as accounts receivable clearing corporation.

Accounts Receivable Non-Customers

The Company has accrued commissions (accounts receivable) related to various December transactions, which have been paid in the subsequent year.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which are generally three to seven years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and Equipment (Continued)

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of furniture and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations for the period.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and net operating loss carry-forwards. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. MARKETABLE SECURITIES

At December 31, 2002 and 2001, the cost basis of marketable equity securities was $12,000. The cost of marketable equity securities exceeded the market value by $11,312 and $5,240 at December 31, 2002 and 2001, respectively. The unrealized loss of $6,072 and $7,040 for 2002 and 2001, respectively, has been reported in other comprehensive income (loss). A valuation allowance of 100% has been recorded against the tax effects of unrealized losses.

4. NOTE RECEIVABLE

The Company held an unsecured promissory note with a balance of $54,754 at December 31, 2001 which required monthly payments of $1,000, including interest. The last payment received was on January 17, 2001. During 2001, the Company recorded an allowance of $13,689 due to the delinquency in payments. During 2002, the company determined the note to be uncollectible and has charged the balance to bad debt expense.

5. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following:

	2002	2001
Computer equipment	$ 12,707	$ 12,191
Furniture and other equipment	20,814	16,473
	33,521	28,664
Less accumulated depreciation	22,483	25,125
Net	$ 11,038	$ 3,539

6. NET CAPITAL REQUIREMENTS

The Company is subject to the requirements of Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, the Company's net capital was $108,952 and $98,337, respectively ($58,952 and $48,337 in excess of its required net capital of $50,000). The Company's net capital ratio was 2.1 to 1 and 2.6 to 1, at December 31, 2002 and 2001, respectively.

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k)(2)(ii), as the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Under this exemption, the Company is not required to maintain a reserve account for the benefit of customers.

7. SETTLEMENTS

In 1998, the Company was a defendant or co-defendant in two lawsuits incidental to its securities business. The plaintiffs sought reimbursement for unspecified losses in excess of $350,000 plus punitive damages and attorney's fees. The Company settled the lawsuits in 1998. The combined payment totaled $145,000. The Company was reimbursed by a subcontractor for a portion of the settlement. The reimbursement totaled $30,698. This amount was settled as follows:

Cash	$ 85,000
Note payable	60,000
Total	$ 145,000

The cash has been disbursed, and the settlement loan was paid in full on February 1, 2001.

8. COMMITMENTS AND CONTINGENCIES

During 2001, the Company renewed their clearing agreement with their principal brokerage firm. Under the renewal agreement, the Company must produce a minimum of $300,000 per year of gross commissions with the brokerage firm or pay a monthly fee of $5,000 less monthly clearing charges retained by the brokerage firm.

During 2002, the Company entered into a three year clearing agreement with a new brokerage firm. In the event the Company terminates the agreement prior to expiration, the Company must pay a termination fee based on the remaining term of the agreement.

9. SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, are listed as following:

	2002	2001
8.5% subordinated notes payable to stockholders, payable on demand after July 31, 2004, interest to be paid annually	$ 45,000	$ 45,000
8.5% subordinated notes payable to stockholders, payable on demand after June 30, 2004, interest to be paid monthly	20,000	20,000
	$ 65,000	$ 65,000

The subordinated borrowings are available in computing net capital under the SEC's uniform capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

10. INCOME TAXES

The provision for income taxes consists of:

	2002	2001
Current:		
Federal	$ -	$ 5,164
State	-	2,500
	-	7,664
Deferred:		
Federal	820	(2,000)
State	380	(700)
	1,200	(2,700)
	$ 1,200	$ 4,964

Deferred taxes arising from timing differences result from different depreciation and amortization methods and the deductibility of payments for consulting and non-compete fees, for financial accounting and tax purposes.

At December 31, 2002, the Company had approximately $6,000 in federal and state operating loss carry-forwards available to reduce future federal and state taxable income. These carry-forwards expire in 2022 (federal) and 2017 (North Carolina).

11. LEASES

The Company leases office space under two month-to-month rental arrangements. Rental expense for the years ended December 31, 2002 and 2001 was $17,931 and $17,806, respectively, which are net of subleases which provided rental income of $10,944 in 2002 and 2001.

12. CONCENTRATIONS OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents. Cash equivalents totaling $236,244 and $105,597 at December 31, 2002 and 2001, respectively, consist of short-term cash equivalents in money market funds maintained with a brokerage firm. The brokerage firm requires that a minimum balance of $25,000 be maintained. The Company also has $1,830 and $83,111 at December 31, 2002 and 2001, respectively, on deposit with a bank in excess of federally insured limits. The Company believes there is minimal credit risk relative to its cash investments.

13. SAVINGS INCENTIVE MATCH PLAN

The Company adopted a SIMPLE IRA Plan effective January 1, 1998. Employees who are expected to earn at least $5,000 in compensation for the calendar year are eligible to participate. Eligible employees may contribute a percentage of their compensation up to $6,500 per year. The Company matches each eligible employee's contribution, up to a limit of 3% of the employee's compensation. The Company's matching contribution for the years ended December 31, 2002 and 2001, was $12,476 and $14,160, respectively.

14. RELATED PARTY

Receivables from non-customers includes $155 and $4,553 at December 31, 2002 and 2001, respectively, due from a company affiliated by common ownership.

MID-ATLANTIC SECURITIES, INC.
Computation of Net Capital and Aggregate Indebtedness Under
Rule 15c3-1 of the Securities and Exchange Commission
as of December 31, 2002 and 2001

	2002	2001
Net Capital		
Total stockholders' equity qualified for net capital	$ 171,278	$ 170,886
Add:		
Subordinated borrowings allowable in computation of net capital	65,000	65,000
Other allowable credits - deferred income taxes payable	1,200	-
Total capital and allowable subordinated borrowings	237,478	235,886
Deduct non-allowable assets:		
Not readily marketable securities, at cost	3,300	3,300
Receivable from non-customers	107,860	126,084
Furniture and equipment, net	11,038	3,539
Other assets	1,500	1,500
	123,698	134,423
Net capital before haircuts on securities positions (tentative net capital)	113,780	101,463
Haircuts on securities:		
Marketable equity securities	103	1,014
2% on money market funds	4,725	2,112
	4,828	3,126
Net capital	$ 108,952	$ 98,337
Aggregate Indebtedness		
Items included in statement of financial condition:		
Accounts payable to non-customers	5,080	4,000
Accrued expenses and other payables	219,555	252,937
Total aggregate indebtedness	$ 224,635	$ 256,937

- Continued -

MID-ATLANTIC SECURITIES, INC.
Computation of Net Capital and Aggregate Indebtedness Under
Rule 15c3-1 of the Securities and Exchange Commission (Continued)
as of December 31, 2002 and 2001

	2002	2001
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 14,976	$ 17,129
Minimum dollar net capital requirement computed in accordance with note (6)	$ 50,000	$ 50,000
Net capital requirement	$ 50,000	$ 50,000
Excess net capital	$ 58,952	$ 48,337
Excess net capital at 1000%	$ 86,488	$ 72,643
Ratio of aggregate indebtedness to net capital	2.1 to 1	2.6 to 1

Reconciliation with company's computation
(included in Part II of Form X-17A-5 as of December 31,)

	2002	2001
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 143,750	$ 105,137
Audit adjustments to record additional commission expense related to accrued commission revenue	(44,422)	-
Other allowable credit not previously included	1,200	-
Audit adjustment to record receivable from clearing organization	3,921	
Audit adjustment to income tax accrual	4,880	(6,800)
Other items, net	(377)	-
Net capital per above	$ 108,952	$ 98,337
Accrued expenses and other payables	219,555	252,937
Total aggregate indebtedness	$ 219,555	$ 252,937

MID-ATLANTIC SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2002

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

MID-ATLANTIC SECURITIES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2002

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.